Sorrento Therapeutics, Inc.
4955 Directors Place

San Diego, California 92121

August 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Sasha Parikh
Daniel Gordon

Re:

Sorrento Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 11, 2022

Form 10-Q for Fiscal Quarter Ended March 31, 2022

Filed May 5, 2022

Form 10-Q for the Fiscal Quarter Ended June 30, 2022

Filed August 1, 2022

File No. 001-36150

Ladies and Gentlemen:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Henry Ji, Chairman of the Board, CEO and President of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the comment letter dated August 18, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-36150) for the fiscal year ended December 31, 2021 filed with the Commission on March 11, 2022, the Company’s Quarterly Report on Form 10-Q (File No. 001-36150) for the fiscal quarter ended March 31, 2022 filed with the Commission on May 5, 2022 and the Company’s Quarterly Report on Form 10-Q (File No. 001-36150) for the fiscal quarter ended June 30, 2022 filed with the Commission on August 15, 2022.

Set forth below is the Staff’s comment (in bold italics), as set forth in the Comment Letter, and the Company’s response.

Form 10-Q for the period ended June 30, 2022

Notes to Unaudited Consolidated Financial Statements

7. Debt, page 15

1.	Please provide us with your accounting basis, citing relevant authoritative literature, to account for the Consent Under and Amendment No. 4 to your Indenture agreement as a troubled debt restructuring rather than a modification or extinguishment.

The Company’s response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, in determining whether the Consent Under and Amendment No. 4 to Indenture (“Amendment No. 4”) governing the senior secured notes due 2026 issued and sold by Scilex Pharmaceuticals Inc. (“Scilex Pharma”) in September 2018 in an initial aggregate principal amount of $224.0 million (the “Scilex Notes”) should be accounted for as a troubled debt restructuring (“TDR”) rather than a modification or extinguishment, the Company considered the guidance under Accounting Standards Codification (“ASC”) Topic 470-60, Troubled Debt Restructurings by Debtors, and performed a two-step analysis to assess 1) if the debtors, Scilex Pharma and the Company, as the guarantor for the payment of all obligations of Scilex Pharma under the Indenture, were experiencing financial difficulties at the time Amendment No. 4 was entered into, and 2) for economic or legal reasons related to the debtors’ financial difficulties, if the beneficial owners (the “Scilex Note Holders”) of the Scilex Notes have granted a concession via Amendment No.4.

U.S. Securities and Exchange Commission
August 30, 2022

First, to assess if Scilex Pharma and the Company were experiencing financial difficulties, the Company considered a few indicators that the debtor is experiencing financial difficulties, including but not limited to, the following listed in ASC Topic 470-60-55-8:

•	The debtor is currently in default on any of its debt.

•	The debtor has declared or is in the process of declaring bankruptcy.

•	There is significant doubt as to whether the debtor will continue to be a going concern.

•	Currently, the debtor has securities that have been delisted, are in the process of being delisted or are under threat of being delisted from an exchange.

•	Based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity.

•	Absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.

The Company noted Scilex Pharma experienced operating losses, negative working capital and negative cash flow from operating activities in 2021 and during the interim period in 2022. Other than the Scilex Notes, Scilex Pharma has received financing primarily from the Company via intercompany promissory notes or other intercompany funding. For the year ended December 31, 2021 and the quarter ended March 31, 2022, the Company had substantial doubt surrounding its ability to continue as a going concern due to recurring losses from operations and recurring negative cash flow from operations and anticipated to continue incurring net losses into the foreseeable future, which was disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022. Based on the above assessment, the Company concluded that Scilex Pharma and the Company were experiencing financial difficulties at the time Amendment No. 4 was entered into.

Next, to assess whether the Scilex Note Holders granted Scilex Pharma a concession, the Company first looked at ASC Topic 470-60-15-9(c), which notes that a TDR may include modifications of terms of a debt to reduce (absolute or contingent) the face amount or maturity amount of the debt as stated in the instrument. As disclosed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, pursuant to Amendment No. 4, on June 3, 2022, (1) Scilex Pharma repurchased approximately $41.4 million of the aggregate principal amount of the outstanding Scilex Notes at 100% of the principal amount thereof; (2) Scilex Pharma can repurchase the remaining principal amount of the Scilex Notes at any time on or before September 30, 2022 for $41.4 million (subject to reduction for any quarterly royalty payments) and upon such repurchase, the Scilex Note Holders will forgive and discharge $28.0 million of the aggregate principal amount of the Scilex Notes (the “Early Paydown Provision”), (3) the minimum cash requirement under the Indenture was reduced to $5.0 million in aggregate unrestricted cash equivalents at the end of each calendar month, and (4) the maximum aggregate principal amount of that certain Intercompany Promissory Note issued by Scilex Pharma to the Company on October 5, 2018 was increased from up to $25.0 million to up to $50.0 million. Since the Early Paydown Provision offers forgiveness of $28 million of the principal amount of the Scilex Notes contingent upon the repurchase of the remaining principal by September 30, 2022, the Company believes this provision in Amendment No. 4 is a type of TDR listed under ASC Topic 470-60-15-9(c)(3).

U.S. Securities and Exchange Commission
August 30, 2022

Further, the Company notes that as a result of Amendment No. 4, the effective borrowing rate on the amended Scilex Notes was less than the effective borrowing rate immediately prior to Amendment No. 4. The Company determined that the Early Paydown Provision, along with the other changes described above constitute concessions granted by the Scilex Note Holders.

As the Company concluded that Scilex Pharma and the Company were experiencing financial difficulties and that concessions were granted by the Scilex Note Holders, the Company concluded that it was appropriate to account for Amendment No. 4 as a TDR.

******

We appreciate the time that you have taken to review our public filings. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

SORRENTO THERAPEUTICS, INC.

By:	/s/ Elizabeth Czerepak

Name:	Elizabeth Czerepak
Title:	Executive Vice President and Chief Financial Officer

cc:	Andy Kimball, Ernst & Young LLP
Jeffrey T. Hartlin, Paul Hastings LLP
Samantha H, Eldredge, Paul Hastings LLP

3